WOODSIDE

16 November 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside Investor Briefing "Delivering Value"
- Woodside 2006 Investor Briefing – Delivering Value presentation

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
ABN - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

ASX ANNOUNCEMENT
(ASX: WPL)

THURSDAY, 16 NOVEMBER 2006
5:00AM (WST)

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 0419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE INVESTOR BRIEFING

"DELIVERING VALUE"

Woodside Petroleum Ltd. will today host a briefing for institutional investors, analysts and journalists, from 9am until 1pm (AESST).

A copy of the presentations will be lodged with the ASX subsequent to this release. The presentations will involve Woodside's senior management, providing an overview of 2006 operations and 2007 aspirations in its key regions of focus, Australia, Africa, and the United States.

The presentation topics and presenters include:

Headlines	Don Voelte (Managing Director and CEO)
Finance and strategy	Mark Chatterji (Acting CFO and Director, Commercial)
NWS Venture	Eve Howell (Director, North West Shelf Venture)
Australia	Betsy Donaghey (Director, Australia Business Unit)
Middle East and Africa	Ian Fraser (Director, Middle East and Africa Business Unit)
America	David McCubbin (President, Woodside USA)
LNG opportunities	Reinhardt Matisons (Director, LNG and Oil Marketing)
LNG development: Sunrise, Browse	Paul Moore (Director, Development)
LNG development: Pluto	Lucio Della Martina (Director, Pluto)
Enterprise Capability	Keith Spence (Director, Enterprise Capability)
Exploration and New Ventures	Agu Kantsler (Director, Exploration and New Ventures)
Summary	Don Voelte (Managing Director and CEO)

A colour copy of the presentations will be available on the Woodside website www.woodside.com.au. A live video and audio webcast will also be available from 9am (AESST). An archived recording of the webcast can be accessed via a link on our website from 4pm (AESST).



WOODSIDE

Woodside 2006 Investor Briefing
Delivering Value

Sydney
16 November 2006



WOODSIDE

Woodside 2006 Investor Briefing
Delivering Value

Mike Lynn
Investor Relations Manager
16 November 2006

Disclaimer and important notice

WOODSIDE

This presentation contains forward looking statements that are subject to risk factors associated with oil and gas businesses. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a variety of variables and changes in underlying assumptions which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

All references to dollars, cents or $ in this presentation are to Australian currency, unless otherwise stated.

References to "Woodside" may be references to Woodside Petroleum Ltd. or its applicable subsidiaries.

Agenda

WOODSIDE

Headlines	- Don Voelte
Finance and Strategy	- Mark Chatterji
Existing hubs	
NWSV Business Unit	- Eve Howell
Australia Business Unit	- Betsy Donaghey
Panel Q & A	
Coffee break	

Agenda

WOODSIDE

Emerging hubs

Middle East and Africa Business Unit	- Ian Fraser
America Business Unit	- David McCubbin
Future Assets	
LNG opportunities	- Reinhardt Matisons
LNG development – Sunrise, Browse	- Paul Moore
LNG development – Pluto	- Lucio Della Martina
Enterprise Capability	- Keith Spence
Exploration	- Agu Kantsler
Panel Q & A	
Summary and wrap-up	- Don Voelte



Woodside 2006 Investor Briefing
Delivering Value

Don Voelte – Managing Director and CEO
Sydney
16 November 2006

The end result

2006 will likely deliver:

- Record production
- Record earnings
- Record operating cash flow
- Record dividends

But we should have done better ...



Woodside 2006 Investor Briefing
Delivering Value

Don Voelte – Managing Director and CEO
Sydney
16 November 2006

The end result

2006 will likely deliver:

- Record production
- Record earnings
- Record operating cash flow
- Record dividends

But we should have done better …though we did, and still do, many things really well



WOODSIDE

Finance and Strategy
Delivering Value

Mark Chatterji
Acting CFO and Director, Commercial

16 November 2006

Outline

WOODSIDE

- 2006 and future production
- Strong financial growth
- Significant but manageable investment profile
- Long life reserves
- Strategic objectives and profile
- Focused portfolio
- Key messages

2006 Production

WOODSIDE



MMboe
80
60
40
20
0
72
67-68
July
Nov
NWSV Train 1-4
WCLH
Laminaria -Corallina
Legendre
Mutineer-Exeter
Chinguetti
Enfield
Otway
Ohanet
USA

Project	Movement
NWSV Train 1-4	-1%
WCLH	-4%
Laminaria -Corallina	11%
Legendre	4%
Mutineer-Exeter	-11%
Chinguetti	2%
Enfield	-38%
Otway	-100%
Ohanet	0%
USA	-20%
TOTAL	-6%

3

Production projection

WOODSIDE



MMBOE
160
140
120
100
80
60
40
20
0
Exploration
Development
Committed
Existing
2006
2007
2008
2009
2010
2011

4

Delivering NPAT and cash flow growth

WOODSIDE



NPAT (Before significant items)
A$Million
618
656
527
672
1038
525
(H1 2006)
2001
2002
2003
2004
2005
2006
2007
Operating Cash Flow After Tax
A$Million
1108
1207
1203
1460
1715
909
(H1 2006)
2001
2002
2003
2004
2005
2006
2007

Investment Profile

WOODSIDE



$AM
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2001
2002
2003
2004
2005
2006F
2007F
Pluto(1)
419
2302
507
221
203
110
432
407
474
346
209
301
426
183
108
239
142
262
136
305
238
232
162
276
Exploration
Oil & Gas properties
Combined forecast
GOM
Otway
Chinguetti
Mutineer-Exeter
North Africa
West Africa
Legendre
Enfield Area
NWS
Laminaria-Corallina
Investments
Other

(1)- Based on FID being achieved by mid-2007

Gearing profile

WOODSIDE


Gearing (%)
50
40
30
20
10
0
2002
2003
2004
2005
2006
2007
Possible Gearing over Oil Price range of US$50 to US$90 per bbl

Reserves

WOODSIDE


Potential Impact of Pluto and Xena on Woodside Reserve Base
(MMboe)
2,000
1,000
0
Potential volumes
1244
YE 2005 Opening balance
2006 Production, Provisional Revisions
Pluto Contracted Volumes
Current Unsold Pluto Volume Xena (100% equity)

*Provisional only - based on current estimates which are not fully assured by the HRIM process and are subject to change and final endorsement by the Woodside reserve committee and board

Strategic objective

WOODSIDE

Deliver top quartile Total Shareholder Return



3 Years Rolling Periods
60%
50%
40%
30%
20%
10%
0%
2000
2001
2002
2003
2004
2005
2006
WPL
1st quartile
4th quartile



3 Year Average
60%
50%
40%
30%
20%
10%
0%
WPL
Marathon
Talisman
BG
CNOOC
Anadarko
Santos
Apache
Repsol
Petro-Canada
Murphy
Pioneer

As at 1 November 2006
Source: Reuters

Strategic focus

WOODSIDE

Focus on three strategic horizons:



Business Balance and Build
Atlantic LNG
Australia Gas
Enhance returns from Existing Hubs

1. **Enhance returns from existing hubs**
   increase production, margins and efficiency
   deliver projects on time and on budget
2. **Business balance and build**
   invest in the emerging Deep-water GoM and Libya hubs
   selective create options for future value growth
3. **Advance global LNG strategy**
   commercialise world-class gas assets in Australia
   establish Atlantic Basin supply opportunities

Delivering a focused portfolio

WOODSIDE

Global LNG : Establish Atlantic Basin LNG supply; Build LNG trading/shipping capability


Regional Centre
Activities

Americas :
Harvest Shelf assets
Build Deepwater
Identify other M&A opportunities

Middle East - Africa :
Deliver Mauritania potential
Test / develop Libya, Kenya
Establish Atlantic LNG capability
Explore frontier and proven basins

Australia :
Enhance returns from existing hubs
Increase liquid production
Commercialise world-class gas assets

Key messages

WOODSIDE

- Growth prospects remain strong
- Healthy financial position
- Capable of funding future growth
- Focused strategy



WOODSIDE

NWS Venture Business Unit Delivering Value

Eve Howell
Director, NWS Venture
16 November 2006

Outline

WOODSIDE

- Keys to success
- Value pipeline
- 2006 Performance
- Projects scorecard
- Delivering value
- Meeting the challenges

Keys to success

WOODSIDE

- Manage world-class facilities and maintain safe, reliable supply of Domestic Gas and LNG
- Continue to deliver value from long-term contracts and long-life reserves
- Grow gas and oil hubs to maximise value
- Finalise Sales and Purchase Agreements for uncontracted LNG volumes

NWS Contribution to WPL (MMboe)


Production
(Q3 2006)
Other
29%
NWS
71%
Proved Plus Probable Reserves
(as at 31 Dec 2005)
Other
~30%
NWS
~70%

Delivering value

WOODSIDE

EXPLORATION & APPRAISAL	PRODUCTION OPPORTUNITIES	COMMITTED PROJECTS	EXISTING BUSINESS


PERSEPHONE
PEMBERTON EAST
LADY NORA
TIDEPOLE DEEP
LAMBERT WEST
VEGA SOUTH
LEONIS
WESTERN FLANK
PERSEUS 1C
NTH. RANKIN B
WESTERN FLANK
EGRET
PHASE V LNG
ANGEL
POG
PERSEUS 1B
WCLH INFILL
2 PLATFORMS
(GWA, NRA)
ONSHORE GAS PLANT
1 FPSO
(COSSACK PIONEER)
Delivering Value

POG - Perseus over Goodwyn
NRA - North Rankin A
Western Flank includes Pemberton discovery

WCLH - Wanaea-Cossack Lambert-Hermes
GWA - Goodwyn A (includes completion of Low Pressure Train Project)
FPSO - Floating Production Storage Offtake

OIL GAS

2006 NWS cumulative production[1]

WOODSIDE


MMboe
50
40
30
20
10
0
• Several Tropical Cyclones
• Cossack Pioneer Riser Turret Mooring Failure
• Installation WCLH[2] gas lift system
• Tie-in new well
Train 4 shutdown
47.1
47.7
Oil
Gas
Actual
Plan
Actual
Plan
Actual
Plan
Outlook
Plan
Q1
Q2
Q3
2006

(1) Woodside share of Venture volumes only

(2) WCLH = Wanaea-Cossack Lambert-Hermes

Contracted capacity – 10 yr outlook

WOODSIDE


mtpa
20
15
10
5
2006
2012
2016
T 1-5 capacity
Contracted
HOAs in Negotiation
Potential Spot Sales

- Strong customer demand
- Heads of Agreement being finalised to replace contracts expiring in 2009

Projects scorecard

WOODSIDE

Project	FID	First Production	NWSV Capital Cost A$Billion	On Target
LNG Phase V	June 2005	Q4 2008	2.4	✓
Angel	Dec 2005	Q4 2008	1.6	✓
Perseus over Goodwyn	Dec 2004	1H 2007	0.8	✓
Perseus Phase 1B	Apr 2005	Q3 2006	0.2	✓
WCLH 2006 Wells Projects	June 2006	Q1 2007	0.1	✓
Goodwyn Low Pressure Train	July 2003	Q4 2006	0.3	complete

FID = Final Investment Decision
WCLH = Wanaea-Cossack Lambert-Hermes

Phase V - LNG expansion

WOODSIDE



Modules Arrive



1st Module Placement

- Capital cost A$2.4 billion (100%)
- Expect
  - mid-2008 commissioning
  - Q4 2008 first shipment
- Total system capacity (Trains 1-5) expected to be 16.3 mtpa
- Civil construction for placement of first modules completed
- 1st Module placed on 7 Oct 2006, on schedule

Angel

WOODSIDE



Angel project includes:

- Not normally manned platform
- 50 km pipeline to North Rankin A
- 3 subsea wells and flowlines
- Power and control from North Rankin A

- Capital cost A$1.6 billion (100%)
- Detailed design approximately 90% complete
- Fabrication of topsides and substructure underway
- Timing of project aligned to maximise sales of LNG from Train 5 (Q4 2008)

Delivering value - offshore gas supply

WOODSIDE

- 9.9 Tcf produced of 33.4 Tcf expectation reserves (as at Q4 2005)
- Maintain reliable gas supply through:
  - Perseus Subsea and Platform Drilling
  - Angel Development
  - Western Flank Subsea Development
  - North Rankin B Compression Platform



NRB Compression Platform Bridge Linked to NRA

- In addition to Phase V and Angel a further ~A$5 billion (100%) will be invested in offshore projects in next 5 years

Delivering value - oil projects

WOODSIDE


Cossack Pioneer


Hermes
WA-10-R
WA-16-L
Egret
WA-3-L
Angel
Lambert
WA-4-L (2)
WA-28-P
Cossack
WA-11-L
Cossack Pioneer
Wanaea

- Cossack Pioneer production in excess of 100,000 bbl/d (100%)
- 1 potential infill well in 2007
- Studies continuing for future infill opportunities including Egret tie-in to Cossack Pioneer

Future opportunities - growing value

WOODSIDE

- **Exploration**
  - Pemberton-1 success
  - Persephone (Dec 2006)
  - 4 strong gas candidates
  - 2 strong oil candidates
- **Oil**
  - Wanaea Cossack Infill
  - Egret tie-back


North West Shelf Venture Area
Gas
Oil
Existing Pipelines
Lambert West
Persephone
Angel
Leonis
North Rankin
Cossack Pioneer
Tidepole Deep
Western Flank
Goodwyn
Echo-Yodel
Sculptor
Pemberton East
Pemberton-1
Lady Nora
Vaga South
2006 firm gas well
2007 candidate gas well
2007 candidate oil well

- **Gas**
  - Onshore LNG capacity debottlenecking
  - Western Flank gas development

Meeting the challenges

WOODSIDE

- Ensure production reliability
- Deliver projects to cost and schedule during period of high concurrent activity in a tight market
- Manage National Heritage Listing issues



Northwest Shearwater LNG tanker

- Sustainability - continued focus on staff retention and building sustainable communities

13

Key messages

WOODSIDE

- Long-life reserves (NWSV ~23.5 Tcf still to produce)
- In the process of securing Heads of Agreement for remaining uncontracted LNG volumes
- Pipeline of significant onshore and offshore projects over next 5 years
- Significant value capture through managing, growing and sustaining production

14

WOODSIDE



Australia Business Unit
Delivering Value

Betsy Donaghey
Director, Australia Business Unit
16 November 2006

Outline

WOODSIDE

- Value pipeline
- Existing business
- Committed projects
- Meeting the challenges

Delivering value

WOODSIDE

EXPLORATION & APPRAISAL	PRODUCTION OPPORTUNITIES	COMMITTED PROJECTS	EXISTING BUSINESS


WA-271-P
JPDA 06-105
T/30P
WA-208-P
WA-255-P
WA-1-P
OTWAY PH. II
ENFIELD INFILL
VINCENT EXT.
LAMINARIA INFILL
LAVERDA
OTWAY PH. I
STYBARROW
VINCENT
ENFIELD
LAM.-COR.
LEGENDRE
MUTINEER-EXE.

e.g. Calthorpe, Aragorn, Hurricane, Fletcher

Otway Phase I = Thylacine
Otway Phase II = Geographe

OIL GAS

Existing business

WOODSIDE

Laminaria/Corallina

- Subsea tree and flowline repairs completed
- Strong performance
  - Above budget production
- Continued cost focus


Northern Endeavour
Average Daily Production Rates
Kbbl/d
35
30
25
20
15
10
5
0
Jan-05
Jul-05
Jan-06
Jul-06


2006 PRODUCTION CAPACITY

Existing business

WOODSIDE

Legendre

- Capacity increase
- Strong performance
- Continued cost focus
- Approaching end of field life



Ocean Legend
Average Daily Production Rates
kbbl/d
20
15
10
5
0
Jan-05
Jul-05
Jan-06
Jul-06

Mutineer Exeter

- Phase III development completed

Enfield

WOODSIDE

Development / facility overview

- 13 wells
  - 3 horizontal producers
  - 2 vertical producers
  - 6 water injectors
  - 2 gas injectors
- FPSO
  - 100,000 bbl/d oil-processing capacity
  - 135,000 bbl/d total liquids handling



Enfield

WOODSIDE

Project delivery
- First oil 24th July
- Ahead of schedule
- Under budget

Production performance
- Initial well productivity as expected
- Mid-September 74,000 bbl/d oil production rates achieved
- Reservoir connectivity less than expected – field under drilled
- Early October, water breakthrough on ENA-03, sand production



Max rate ~74,000 b/d
ENA-03 Water Breakthrough

Enfield

WOODSIDE

Current status
- Production 43,000 bbl/d with ENA-03 shut in

Future production factors
- ENA-03 restart
- Timing, level of water breakthrough on other wells
- Timing of additional wells
- 2007 expected production
  - Average 2007 production 45,000 – 55,000 bbl/d (100%)



Otway

WOODSIDE

Costs

- EFC within 10% of initial cost ($810m)
- Construction contracts on lump sum basis

Progress

- Development wells, offshore platform, pipelines complete
- Delays to onshore gas plant completion
- Customers accommodating delay

Expectation RFSU end Q1 2007



EFC = Expected Final Cost
RFSU = Ready for Startup

9

Vincent project status

WOODSIDE

- FID achieved Mar 2006
- Plan first oil 2008
- Double hull, disconnectable FPSO
  - Capacity 120,000 bbl/d
- Capex ~ A$1bn (WPL ~A$600M)
- Hedging undertaken to protect value
- Phased development
- First phase peak rate 60,000 - 80,000 bbl/d (100%)





FID = Final Investment Decision

10

Stybarrow project status

WOODSIDE

- Woodside 50% (BHPB Operated)
- Drilling commenced in Sept 2006
- Facility fabrication progressing
- First production target 2008
- 9 wells
  - 5 horizontal producers
  - 3 water injectors
  - 1 gas disposal well



Value pipeline

WOODSIDE

EXPLORATION & APPRAISAL	PRODUCTION OPPORTUNITIES	COMMITTED PROJECTS	EXISTING BUSINESS



WA-271-P
JPDA 06-105
T/30P
WA-208-P
WA-255-P
WA-1-P
OTWAY PH. II
ENFIELD INFILL
VINCENT EXT.
LAMINARIA INFILL
LAVERDA
OTWAY PH. I
STYBARROW
VINCENT
ENFIELD
LAM.-COR.
LEGENDRE
MUTINEER-EXE.

e.g. Calthorpe, Aragorn, Hurricane, Fletcher

Otway Phase I = Thylacine
Otway Phase II = Geographe

OIL GAS

Meeting the challenges

WOODSIDE

- Increasing Enfield production
  - Monitoring reservoir performance
  - 4D seismic this year
  - Drilling additional wells
- Controlling costs
  - All major contracts signed for Stybarrow and Vincent
- Achieving Otway RFSU
  - Working with contractor
- Maintaining high uptime at Laminaria/Corallina
  - Rigless intervention capability
  - Spare subsea equipment

Key messages

WOODSIDE

- Value delivered today
  - Enfield
- Value to be delivered in short term
  - Enfield work program
  - Otway RFSU
  - Stybarrow RFSU
  - Vincent RFSU
- Hub positions driving future growth
- Cost control
  - Maintaining cost reductions
- Performance and focus emphasis



WOODSIDE

Panel Q&A Discussion

Moderator
Don Voelte



Middle East and Africa Business Unit Delivering Value

Ian Fraser

***Director*, Middle East & Africa Business Unit**

16 November 2006

Outline

- Middle East & Africa strategy
- Value pipeline
- Mauritania
  - Chinguetti
  - Tiof
- Libya
- Other Middle East & Africa Assets
- Meeting the challenges
- Key Messages

Strategy

WOODSIDE

- Maximise the value from the existing portfolio of Middle East & Africa assets
- Develop Woodside's presence in the Middle East & Africa region to attract value adding business opportunities



Algeria
(2002)
Non Operator
Libya
(Q4 2003)
Operator
Mauritania
Operator
Sierra Leone
(2004)
Non Operator
Liberia
(2005)
Operator
Kenya
(2003)
Operator
Proven Province
Frontier Acreage
Areas of Interest

Value Pipeline

WOODSIDE



EXPLORATION & APPRAISAL
PRODUCTION OPPORTUNITIES
COMMITTED PROJECTS
EXISTING BUSINESS
ALGERIA
OFFSHORE MAURITANIA
TEVET
BANDA
LIBYA (Sirte, Murzuq, Offshore)
KENYA
Int. Frontier
TIOF
CHINGUETTI Ph 2b
CHINGUETTI Ph 2a
CHINGUETTI
OHANET
LIBYA (Sirte)
Delivering Value
OIL
GAS

Mauritania - Chinguetti

WOODSIDE



Chinguetti 2006 Production (Gross)
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct

Key achievements 2006:

- Start-up of Chinguetti field 25 Feb 2006
- Production to end of Q3 2006 3.6 MMbbl (Woodside share)
- EBIT to end of Q3 2006 A$161M

2007 Expectations:

- Phase 2a Chinguetti 18 infill well Q4 2006
- High-resolution 3D (Tiof) and 4D seismic (Chinguetti)
- Evaluating Phase 2b infill drilling program (late 2007)

Mauritania – Chinguetti Reserves

WOODSIDE

CHINGUETTI INTERIM RESERVES OVERVIEW

	YE 2005 MMbbl		Revised MMbbl		Variance %
	Gross	Net	Gross	Net	
Proved	81.1	33.4	35.0	14.4	57%
Proved and Probable	123.1	50.7	53.0	21.7	57%
Contingent Resource	0.0	0.0	24.0	9.8	100%
Proved and Probable + Contingent Resource	123.1	50.7	77.0	31.6	37%

- Reserves represent ultimate recovery before commencement of production on 25 Feb 2006 and are stated on a gross basis
- Interim reserves update only, final reserves update to be provided as part of Annual Reserves Statement in Feb 2007

Mauritania - Tiof

WOODSIDE


10" Lazy Wave flexible riser (approx 1.8km)
10" Steel catenary riser (approx 1.5 km)
10" Steel pipeline (approx 26km)
Buoy (typ)
Steel pipe / flexible pipe transition
Mooring lines (typ)
Export Tanker

- Examining TLP based concept with tie-back option to Chinguetti
- Phase 1 to access a portion of Tiof. Possible capacity around 50kbopd.
- Production performance to be reviewed before additional phases
- Target BOD by Q1 2007. If viable, move to FEED, then progress to FID
- Start-up possible at least 3yrs from FID

Libya

WOODSIDE


Tunisia
Block 35
Block 36
Block 53
EPSA-4
Block 52
EPSA-3
NC235
NC206
NC208
NC203
Libya
NC210
NC207

Key achievements 2006:
- Completed seismic acquisition and interpretation program
- Commenced exploration drilling program

2007 Expectations:
- Complete commitment drilling for all acreage
- Participate in future bid rounds, *including* EPSA 4 Round 3
- Progress discoveries to production with target of first onshore oil in 2008

Libya – Murzuq Basin Gas Aggregation

WOODSIDE


Tunisia
Tripoli
Mellitah
WLGP
Wafa
Algeria
NC210

- Woodside's 11,000 sq km NC-210 in Murzuq Basin provides a strategic acreage position.

- Up to Q3 2006 – 2 exploration wells drilled
- Q4 2006 – 3 wells to be drilled
- Q1 2007 – 3 wells to be drilled

- NC-210 exploration success providing potential for a gas aggregation project.

- Woodside has core gas skills for project development, execution and operation.

Other Middle East & Africa Assets

WOODSIDE


Morocco
Algeria
Tunisia
Ohanet
Libya



Algeria

- Ohanet EBIT to end of Q3 2006 A$11.4m on revenue of A$55.1m

Kenya

- Drilling the Pomboo prospect during Dec 2006

Regional Business Development

- Established the regional office based in Dubai
- Accountable for regional business development and growth strategy

Meeting the Challenges

WOODSIDE

- Tightening of key fiscal terms, increased competition for acreage
- Access to offshore drill rigs
- Complexity of channel sand systems in Mauritania (e.g. Chinguetti)
- Seasonal conditions limit Kenyan offshore deepwater drilling
- Ensuring the security of our people

Key Messages

WOODSIDE

- Maximise Chinguetti production
- Drive the monetisation of Mauritanian assets
- Drill exploration prospects in Mauritania, Libya and Kenya
- Progress frontier areas





WOODSIDE

USA Business Unit
Delivering Value

David McCubbin
President, Woodside USA
16 November 2006

Outline

WOODSIDE

- Strategy
- 2006 Achievements
- Delivering value
- 2007 and beyond

Strategy

WOODSIDE

Grow a substantial business (US$3-5 billion in 3-5 yrs)

By:

- Utilizing shelf assets for near-term cash flow to fund future growth
- Capturing deep water opportunities for significant long term cash flow through:
  - Exploration
  - Participating in lease sales
- Strategic M&A activity

2006 Achievements

WOODSIDE

- Established a first rate team of around 100 people, enabling access to opportunities that could add significant value on the path to becoming a "partner of choice" in the GoM
- Achieved success at the very competitive mid-year lease sale, winning 12 leases for a total spend of US$45M. Access to prospective leases is critical for long term growth
- Production is improving from post hurricane levels in a difficult market for oil field services
- Cash flow is strengthening, more improvement to come

2006 Drilling results

WOODSIDE

Type of Well	Number of wells	Successful wells	Success Rate
Shelf	10	4	40%
Deepwater*	2	2	100%
Total	12	6	50%

* Excludes Neptune Development Wells

Delivering Value

WOODSIDE



Exploration
Drilling & Appraisal
Committed Projects
Existing Business
Exploration Portfolio
Approximately 32 prospects
BLACKWATER
POWER PLAY
CLAYMORE
NEPTUNE
MUSTANG ISLAND 804
BRETON SOUND 41
GALVESTON 298, 210
EUGENE ISLAND 78
VERMILION 16/17
WEST CAMERON 489, 545, 567
HIGH ISLAND 52, A341, 131, 119
SHIP SHOAL 301
Delivering Value
OIL
GAS

Production

WOODSIDE



Mississippi
Louisiana
Texas
Mexico
Covington
New Orleans
Houston
West Cameron 49
Sabine Pass 3
High Island 52
Vermilion 16
Breton Sound 41
High Island 85
High Island 84
Eugene Island 78
Galveston 298
High Island 119
West Cameron 489
Ship Shoal 301
Matagorda Island 606
West Cameron 545
West Cameron 567
Brazos A36
High Island A 341
Matagorda Island 721
Galveston 210
Mustang Island 804 (SI)
0 50 100 150 200 250km

○ Op Prod ○ Non-Op Prod ○ Planned Production ● Discoveries ○ Drilling

Asset Opportunities

WOODSIDE



Louisiana
Covington
New Orleans
Houston
Texas
Gulf of Mexico

☐ WUSA Shelf Leases ☐ WUSA Deepwater Leases

2007 Goals

WOODSIDE

Production



MMBOE
6
4
2
0
2006
2007
2008
Shelf
Neptune contribution

- Expect to participate in 4 – 6 exploration wells
- Continue development of Neptune for start-up in late 2007
- Actively chase production increases and continue to manage costs
- Continue to build long term portfolio by aggressively participating in GoM lease sales

Key messages

WOODSIDE

- Aim to build a US$3 – $5 billion asset base in next 3 – 5 yrs
  - Sustain shelf activity to maintain cash flow and capitalize on infrastructure
  - Capitalize on Jack Bates in 2007 allowing entry into top quartile industry, drill-ready prospects
  - Continue to be active in GoM lease sales



Future Assets

Keith Spence
Director, Enterprise Capability
16 November 2006



LNG Opportunities

Reinhardt Matisons
Director, LNG & Oil Marketing
16 November 2006

Outline

WOODSIDE

- LNG market outlook & trends
- Woodside's global position
- Shipping

Asia – Pacific LNG market outlook

WOODSIDE



Asia Pacific LNG Supply Capacity and Projected Demand
LNG Volume (Mtpa)
NWS T5
Pluto
Browse
Expected
Supply Shortfall
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Existing
Planned Projects
Asia Pacific Demand
Under Construction
Possible Projects

- Strong demand from traditional and new buyers expected to continue
- Regional shortfall to 2012+
- Committed supply projects already sold out
- New supply capacity post 2012 is uncertain
- New buyers expected to be frustrated and delayed by lack of long-term supplies

Market segmentation – traditional buyers versus new entrants

WOODSIDE



China
• Massive potential
India
• High potential with latent demand
Hong Kong
• Terminal planned, 2012
Thailand
• Terminal Planned, 2010
Singapore
• Terminal Planned 2012
New Zealand
• Terminal Planned, 2012+
Traditional North Asia Buyers – Japan, Korea, Taiwan
"A" – Grade participants, minimal risk
US West Coast
• Large market potential
• Several terminals planned

- Traditional North Asia buyers have moved fast to lock up available premium long-term supplies
- Emerging buyers will struggle to commit to new terminals without supply

Seasonal opportunities

WOODSIDE

Seasonal Demand versus Supply



Additional seasonal supply required
Pacific Basin Total Consumption
Pacific Basin Total Supply
Japan Seasonal Consumption
Korea Seasonal Consumption
Taiwan Seasonal Consumption
200
180
160
140
120
100
80
60
40
20
2005
2006
2007
2008
2009
2010
2011
2012
2013

Source: Poten & Partners

- Growing regional demand seasonality creates opportunities
- Increasing volumes need to be sourced from the Atlantic
- Increasing spot price linkage to Henry Hub (US) and National Balancing Point (UK)

Asia Pacific long-term contract pricing

WOODSIDE



LNG Price Trends to Asia Pacific Region
Oil Parity
2006+
Pre-2002
2004-5
2002-3
LNG Price US$/mmbtu
10
15
20
25
30
35
40
45
50
55
60
JCC Oil Price US$/bbl

- Long term contract pricing formulae have returned to pre-2002 levels
- "Price Out of Range" negotiations have extended formulae to cover higher oil prices
- Tenders unlikely to attract supplies
- Flattening "S" curves, upward "kinks", straight line indexation
- Convergence with price reviews

Opportunity in global markets.

WOODSIDE



North East
Shipping $1.25 - $1.65
Henry Hub
Shipping $1.35 - $1.75
NBP, UK
Shipping $1.20 - $1.60
Atlantic Trading Opportunities

Shipping costs per mmbtu for 145k and 216k m^3 ships

Prices shown are relative to Henry Hub

Changing market requires innovation

WOODSIDE

Innovation in commercial agreements with buyers

- Choosing foundation customers
  - Diversity
  - Complementary seasonality
  - Portfolio synergies
  - Traditional versus new entrants
- *Contract structure*
  - Long term versus short term balance
  - Price re-openers and timing
  - Staggering contract expiries
  - Diversion opportunities
  - Atlantic versus Asian balance

Positioning for global LNG leadership

WOODSIDE


Potential equity LNG capacity to 2015
2005
2010
2015
Mt/y
35
30
25
20
15
10
5
0
Shell
ExxonMobil
Total
Chevron
BP
Woodside
BG
Repsol
ENI
BHP Billiton

Source: Poten & Partners


2005
2010
2015
Mt/y
35
30
25
20
15
10
5
0
Woodside
Shell
ExxonMobil
Total
Chevron
BP
BG
ENI
Repsol
ConocoPhillips

Source: Poten & Partners

Graphs exclude National Oil Companies

Shipping – key to maximising value

WOODSIDE


LNG Fleet by Ship Size – Existing and On order
Existing Fleet (as @ 01/01/2006)
New Buildings (as @ 01/01/2006)
Number of ships
100
90
80
70
60
50
40
30
20
10
0
< 25
25 - 49
> 200
Ship capacity '000m3


60%
50%
40%
30%
20%
10%
0%
Utilities
Gas Majors
Independents
Projects / Governments


400
350
300
250
200
150
100
0
1
0.9
0.8
0.7
0.6
0.5
0.4
0.1
0


Time charter LNG Ships from Buyers
Tender to Ship Owners (Strategic Shipping Partner Process)
Woodside shipyard Options
Select Best Options

Key messages

WOODSIDE

Woodside is positioning for global LNG leadership

- Market increasingly favourable for suppliers with spare volumes
- New projects can be underpinned with long-term commitments to traditional Asian buyers. Commercial innovation will capture opportunities in changing markets
- Control of shipping - minimizes costs, maximizes opportunities



WOODSIDE

Developing LNG to Deliver Value

Paul Moore
Director, Development
16 November 2006

Outline

WOODSIDE

- Sunrise overview
- Browse LNG Development overview
  - 2006 – a year of delivery on Browse
  - Development concepts
    - offshore
    - onshore
  - Progress towards Browse first gas
  - 2007 Key activities
  - Browse – meeting the challenges

Sunrise overview

WOODSIDE

- Woodside: 33.44% equity share and Operator


Greater Sunrise
Gove
WESTERN AUSTRALIA
NORTHERN TERRITORY

Update

- ~8 Tcf and 300 million barrels of condensate
- Most offshore development and onshore environmental approvals secured
- Internationally competitive
- Project stalled, pending fiscal, legal and regulatory certainty



Browse Gas – development overview

WOODSIDE

- Approx 400km north-west of Broome
- ~ 20 Tcf of gas
- ~ 300 MMbbl condensate
- Woodside approx. 50% equity
- First gas start up from late 2012 – 2014


Torosa
Indian Ocean
Derby
Broome

2006 - a year of delivery in Browse

WOODSIDE

Activity

Seismic				
Torosa Nth Seismic	2006	Good quality seismic		
Drilling				
Well	**Year**	**Rate**	**Column**	**CO_2**
Brecknock 2	2005	45 MMscf/d	147 m gross	8 %
Calliance 1	2005	42 MMscf/d	213 m gross	9 %
Brecknock 3	2006	Not tested	49 m gross	4 %
Torosa 1,2,3	2006/ 2007	Torosa 1 and 3 currently drilling		

Volume Build



Ultimate Recovery (Tcf)
0
2
4
6
8
10
12
14
16
18
20
22
24
Approx' 20Tcf
2006
2007

Appraisal volumetrics

Development concepts

WOODSIDE



Potential offshore-based concept
Gas conditioning and LNG processing facilities in shallow water close to fields



Potential onshore-based concept
Gas conditioning facilities offshore with LNG processing facilities onshore

Progress towards Browse first gas – What we said

WOODSIDE

Investor Briefing Nov 2005 lookahead:



Drill Brecknock-2 & Calliance-1
Concept Feasibility Studies – Phase 1
Acquire 3D seismic
Appraisal drilling – 4 wells
Concept Feasibility Studies
Concept Selection
Start Basis of Design phase
LNG buyer interest confirmation
Reserves Certification
Final Investment Decision
First LNG cargoes
2005
2006
2007
2008- 2010
2012-2014

Progress towards Browse first gas – what we did

WOODSIDE

Investor Briefing Nov 2006 update:



Drill Brecknock-2 & Calliance-1
Concept Feasibility Studies – Phase 1
Acquire 3D seismic
Appraisal drilling – 4 wells
Concept Feasibility Studies
Further appraisal drilling and seismic
Concept Selection
Start Basis of Design phase
LNG buyer interest confirmation
Reserves Certification
LNG Sale and Purchase commitments
Environmental Approval
Final Investment Decision
First LNG cargoes
2005
2006
2007
2008- 2010
2012-2014

black text - planned

2007 Key activities

WOODSIDE

- Prove up additional gas
  - Drill up to four more appraisal wells
  - Acquire two 3D seismic surveys
- Complete engineering data gathering
- Complete environmental baseline and impact assessment studies
- Select development concept & continue engineering
- Stakeholder engagement
- Submit environmental referral



0
10
20
kilometres
Western Australia
T-1
T-4
T-2
T-3
T-5
Brecknock
Calliance-2
Calliance

Browse – meeting the challenges

WOODSIDE

- Schedule and timing
  - Parallel appraisal and development activities
- Heated construction market
  - Contracting strategy
- Scale and complexity of project
  - Apply key learnings from Train 5 and elsewhere
- Achieving timely approvals
  - Stakeholder engagement
  - Government liaison

Key messages

WOODSIDE

- By end 2007 we anticipate having:
  - Confirmed appraisal volumes
  - Selected preferred plant size
  - Selected preferred plant location
  - Stakeholder engagement
  - Environmental assessment referral



WOODSIDE

Pluto LNG Development

Lucio Della Martina
Director, Pluto
16 November 2006

Outline

WOODSIDE

- Performance
- Challenges
- Project benefits
- Milestones to first LNG
- Key messages

Investor Briefing Nov 2005 look ahead

WOODSIDE



Permit award
Discovery
Project announced
Finalise HOAs with customers
Start BOD phase
Drill Pluto-3 & 4 wells
Initiate planning for phase 2
Final Investment Decision
Customers require first LNG by end 2010
2003
2005
2006
2007

Meeting milestones for 2010 LNG delivery

WOODSIDE

Investor Briefing November 2006 update:



Permit award
Discovery
Project announced
HOAs finalised with customers
BOD completed and FEED commenced
Pluto-3 & 4 drilled
Phase 2 underway
Site A EPA support
Site A Heritage approval
Xena discovery
Final Investment Decision
Customers require first LNG by end 2010
2003
2005
2006
2007

Meeting the challenges

WOODSIDE

- Managing cost pressures (Capex A$6 to A$10 billion)
  - Using NWS Phase V lessons
  - Integrating contractor synergies
  - Leveraging frame agreements
- Tackling public policy changes
  - State government domgas & land linkage
  - Environment
  - Cultural heritage and management
- Taking advantage of tightening 2010-12 LNG supply

5

Pluto meets strategic objectives

WOODSIDE



Export Pipeline
Riser Platform
Dampier Port Authority
King Bay Supply Base
Supply Base

Delivers:

- Growth options
- Sustainability
- Value

6

Pluto creates growth options

WOODSIDE

- Enables expansion - approvals being sought for 12mtpa LNG plant plus domestic gas plant
- Drives Woodside's Carnarvon Basin exploration
- Attracts third party gas through open access 'Burrup LNG Park'



Pluto provides sustainable outcomes

WOODSIDE

Dampier Rock Art Precinct*


Total land area of precinct
27,000 ha
Estimated number of engravings in precinct
250,000 to 1,000,000
Burrup Peninsula
12,000 ha
Total industrial area
3,000 ha
Industrial area in use
1,600 ha
Estimated engravings in Pluto lease area
3,000

- Draws on existing regional infrastructure
- Builds capacity in local communities
- Supports cultural heritage preservation by traditional custodians


DAMPIER ROCK ART PRECINCT

*as defined by National Trust

Pluto delivers value

WOODSIDE

- Generates long term cash flows from end 2010
- Commercialises 4.5 Tcf dry gas (Pluto + Xena)
- Creates value from commercial and marketing package



Potential Impact of Pluto and Xena on Woodside Reserve Base
2,000
1,000
0
1,244
>35% add to YE 2005 2P reserves
YE 2005 2P Reserves
Pluto SPA Volumes with KE/TG
Unsold Pluto Volume + Xena Volumes

Note:
All figures are based on current estimates and are subject to change and final Reserve Committee review.
Does not include 2006 Production or 2006 Reserve Revision/Additions. Based on 100% equity. Includes condensate.
Pluto & Xena are currently Contingent Resource, timing of movement to Reserves is dependant on Technical and Commercial Maturity.

Supplying LNG by end 2010 is achievable

WOODSIDE



Drill Pluto-5
Site A Env. approval
Commence Site Preparation
Finalise SPAs and equity
Project Env. approval
Final Investment Decision
Meet customer agreements by end 2010
2003
2005
2006
2007

Key messages

WOODSIDE

- Challenges being addressed
- Pluto delivers strategic objectives – value, sustainability and growth
- LNG by end 2010 is achievable



WOODSIDE

Enterprise Capability

Keith Spence
Director, Enterprise Capability
16 November 2006

What is Enterprise Capability?

WOODSIDE



Legislative
Market
Woodside Business Plan
Environment
Social

Enterprise Capability is the configuration of people, processes, tools, technology, attitudes & wisdom to provide the ability to Woodside to perform & be successful

Meeting the LNG construction challenge

WOODSIDE

Global LNG Demand



LNG demand (mtpa)
400
300
200
100
0
2000
2005
2010
2015
North America
Europe
Asia Pacific

Source: Poten & Partners

LNG construction strategy



Proportion of Modular
Stick Build
Basic packages
Modularise Stick build
Design modular
Design offshore modular
Repeat
Modular
Train 1-4
Train 5
Pluto
Browse
Sunrise

- Global LNG demand to double over next decade
- Intense competition for resources - exacerbated by WA skills shortage
- Train 5 being built as **world first modular LNG construction**
- Modular construction a key technology supporting Pluto & Browse

Step change in subsea activity

WOODSIDE

Global Subsea Procurement



Annual Spend US$ bln
6
4
2
0
1999
2001
2003
2005
2007
2010
Global spend rate to double from 2005-2007

Source: Quest Offshore

Woodside Subsea Procurement



Cum. spend US$ bln
1.2
0.8
0.4
0.0
2006
2007
2008
2009
2010
2003-2005
2006-2008
No. of Trees
54
106
% of Production
~ 23 %
> 50%

- Frame Agreements & design standardisation
- Advance procurement buffering against market competition
- Rigless intervention capability for quick intervention/repair
- Develop efficient technology
- Pursuing rigless subsea installation leveraging patented technology

Key messages

- Clear growth strategy & healthy opportunity pipeline
- Challenging, dynamic business environment
- Enterprise Capability is the greatest risk to achievement of the Business Plan
- Enterprise Capability strategy directly addresses this risk

Enterprise Capability
ensures that Woodside has the capability & capacity to deliver its plans



Woodside 2006 Investor Briefing Day
Delivering Value

Agu Kantsler
Director, Exploration and New Ventures
16 November 2006

Outline

- 2006 and 2007 exploration activity levels
- Exploration highlights
  - Australia
  - Kenya
  - Libya
  - Gulf of Mexico


2006 exploration activity
WOODSIDE
Totals
2006 Orig Plan
2006 Actual YTD
2006 Planned
Exploration Wells
~40
27
32
Africa
2006 YTD
2006 Planned
Exploration Wells
12
16
Gulf of Mexico (GoM)
2006 YTD
2006 Planned
Exploration Wells
9
9
Australia
2006 YTD
2006 Planned
Exploration Wells
6
7
Expected Exploration Spend ~ A$ 507M*
*Includes Gryphon Exploration
West Africa 4%
Australia 16%
North Africa 14%
Gulf of Mexico 38%
International 28%
3


2007 planned exploration activity
WOODSIDE
Totals
2007 Planned
Exploration Wells
24
Africa
2007
Exploration Wells
13
Gulf of Mexico (GoM)
2007
Exploration Wells
6
Australia
2007
Exploration Wells
5
Expected Exploration Spend ~ A$ 419M
Mauritania 2%
Total Frontier 7%
Australia 18%
USA 38%
Libya 35%
GPA 14%
Other 6%
Seismic 16%
Drilling 64%

Australia 2007 exploration - Exmouth Sub-basin

WOODSIDE


Calthorpe

Develop hub

- 1 exploration well (Calthorpe) planned near Laverda Field.
- Success will enable Laverda Field development


N
Calthorpe-1
S
LAVERDA-1


LAVERDA-1
Laverda bounding fault
Calthorpe
N
10km

Australia 2007 Exploration – Browse Basin

WOODSIDE


Torosa 3D
WA-30-R
Snarf Prospect
Snarf 3D
WA-32-R
Brecknock
Calliance
WA-31-R
WA-275-P
WA-28-R

Support developing hub

- 1 exploration well planned to prove up additional gas reserves


NW
SE
Top Reservoir
Snarf Prospect
Base Reservoir

- Snarf 3D seismic integrated with Brecknock 3D
- Complex geology
- Leading edge seismic processing

Australia 2007 exploration – outer Exmouth

WOODSIDE


Chandon
Scarborough
Jansz
Pluto
180km

Frontier exploration

- Large acreage position – 22,330 km²
- Close to gas fairway
- High follow-up potential
- 180km from Pluto


N
50km

- 2D seismic indicates multi-Tcf structures
- CSEM[1] – New hydrocarbon detection technique; first time in Australia
- 3D seismic planned for 2007

(1) Controlled source electro-magnetics

Australia 2007 exploration – LNG

WOODSIDE

- 2,600 km² 3D seismic acquired 2006
- CSEM, seismic reprocessing
- 2 exploration wells planned


Willem 3D
WA-269-P
CSEM survey
2 wells
WA-369-P
WA-350-P
Pluto Nth. 3D
Chrysaor 3D
Pluto 3D
Xena 2006 discovery

Kenya exploration

WOODSIDE



Kenya
Pomboo
Sokwe South
North



- Multiple large structural prospects – high risk
- Plan up to two deepwater wells
- PSC L5 – Pomboo
- PSC L7 – Sokwe South
- Chikyu drillship expected on location end November

Libya – 2006 / 2007 exploration

WOODSIDE



OFFSHORE
7738Km 2D
1687Km 3D
Block35
1 well
Block36
1 well
Block53
1 well
Tunisia
Tripoli
Benghazi
Tobruk
NC206
2 wells
3 wells
963.46Km 2D
NC205
1 well
Block52
1 well
NC208
1 well
NC210
5 wells
3 wells
281 Km 2D
NC209
1 well
Algeria
Libya
NC207
1 well
1762.38Km 2D
Legend
2006 Activity
2007 Activity
0
500
kilometres

Libya – onshore exploration

WOODSIDE

4 successes from 5 wells in 2006

A1-NC209 suspended oil well:
Rig returning to pool in early 2007

A1-NC210 gas discovery

B1-NC210 gas discovery

C1-NC210 gas discovery






Tunisia
Block 35
Block 36
Block 53
Block 52
Libya
NC210
NC207
NC208
NC209

Two rigs will continue to drill exploration portfolio in 2007

Plan to drill at least 8 wells across 6 onshore contract areas

Libya – offshore exploration

WOODSIDE

4 wells planned in 2007


60 km

Top Reservoir Image


BLOCK 35
BLOCK 36
BLOCK 52
BLOCK 53


Seismic Section Across 3D Survey
~10km

Gulf of Mexico exploration

WOODSIDE



- Leverage the Jack Bates to access competitor prospects
- High number of lease expiries, and lack of deep water rigs in the GOM, will result in operators farming out prospects


GoM Lease Expirations
3000
2500
2000
1500
1000
500
0
2006-2007
2008-2009
2010-2011

Source: MMS

Acreage opportunities

WOODSIDE

WOODSIDE USA - GULF OF MEXICO


Louisiana
Texas
Jack Bates
Drilling Capabilities

Wilcox Formation

WOODSIDE



LOCATION MAP
GULF OF MEXICO
2006 BP Kaskida Wilcox discovery 800' net oil
Wilcox Fm. Discoveries 2002-2005
Wilcox Fm. Discoveries 2001-2002
Tamara
Turtle Lake
Kaskida
Tucker
St. Malo
Jack
Cascade
Chinook
Stones
Das Bump
Silvertip
Tiger
Baha
Tobago
Great White
Great White W.
Diamondback
Sardinia
Trident
Toledo
Hadrian
Discovery (12)
Other planned wells
Non-commercial (5)
Unannounced (2)
Drilling (1)
GULF OF MEXICO
WOODSIDE

15

Terrebonne prospect GC 452/453

WOODSIDE



GC 452
GC 453
SW-NE Line
Covington



GC 452
GC 453
Terrebonne
Prop Loc 1

- WUSA high bidder 2006 Central Lease Sale
- WUSA 95% working interest
- Four way dip closure, Lower Pliocene/Upper Miocene objective
- Water Depth 2,600'
- PTD 26,000'
- To be drilled in 2007 by Jack Bates

16

Blackwater Shallow prospect GC 246

WOODSIDE


246
Blackwater




Gulf of Mexico

- WUSA 23.75% working interest
- Three way dip closure against salt
- Pliocene objective
- Brutus / Glider mini basin
- Water Depth 2,300'
- PTD 16,000'
- Currently drilling



WOODSIDE

Panel Q&A Discussion

Moderator
Don Voelte



WOODSIDE

Woodside 2006 Investor Briefing
Delivering Value

Don Voelte – Managing Director and CEO
Sydney
16 November 2006

Summary

WOODSIDE

2006 will likely deliver:

- Record production
- Record earnings
- Record operating cash flow
- Record dividends

But we should have done better …though we did, and still do, many things really well



WOODSIDE

Woodside 2006 Investor Briefing
Appendices

Sydney
16 November 2006

Production projection - detail

WOODSIDE


MMBOE
160
140
120
100
80
60
40
20
0
2006
2007
2008
2009
2010
2011
Existing
NWSV Trains 1-4
WCLH Oil
Laminaria-Corallina
Legendre
Ohanet
Mutineer-Exeter
Enfield
Gulf of Mexico
Chinguetti
Committed
Stybarrow
Vincent
Otway
Neptune
NWSV Train 5
Production Opportunities
(Pluto, Claymore, Powerplay, Egret, Tiof, Dixon)
Risked Exploration

2006 exploration drilling

WOODSIDE

Well Name	Location	Target	Result	%Equity
Doré-1	Mauritania	Oil	Unsuccessful	53.85
Claymore-1/1ST	GoM Deepwater	Gas	Gas discovery	10
Taj-1	Carnarvon	Oil	Unsuccessful	59.32
Wesson-1	GoM Shelf	Gas	Unsuccessful	38
Topaz-4	GoM Shelf	Gas	Unsuccessful	24
King of the Hill-2	GoM Shelf	Gas	Gas discovery	25
Pleiades-1	Carnarvon	Oil	Unsuccessful	59.32
Thylacine South-1	Otway	Gas	Gas discovery	51.56
WC297-1	GoM Shelf	Gas	Unsuccessful	75
A1-NC209	Libya	Oil	Oil discovery	45
BS41 B8	GoM Shelf	Gas	Gas discovery	75
A1-NC210	Libya	Oil and Gas	Gas discovery	45
Nickajack-1	GoM Shelf	Gas	Unsuccessful	100
ODC-1	Algeria	Oil	Oil discovery	26.25
Pemberton-1	Carnarvon	Gas	Gas discovery	15.78
Powerplay-2	GoM Deepwater	Oil	Oil discovery	20
Colin-1	Mauritania	Oil	Unsuccessful	53.85
A1-NC205	Libya	Oil	Unsuccessful	45
Atshan-7	Libya	Gas	Successful appraisal	Study area
Huntsman-1	Beagle / Canning	Gas	Unsuccessful	25.17
Xena-1	Carnarvon	Gas	Gas discovery	100
B1-NC210	Libya	Oil and Gas	Gas discovery	45
Agrette-1	Mauritania	Oil	Drilling	15
KEN-1	Algeria	Oil	Drilling	26.25

2006 exploration drilling

WOODSIDE

Well Name	Location	Target	Result	%Equity
Blackwater-1	GoM Deepwater	Oil	Drilling	25
A1-NC206	Libya	Oil and Gas	Drilling	45
C1-NC210	Libya	Gas	Gas Discovery	45

